Commission File Number

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

November 24, 2004

eircom Group plc
Valentia Telecommunications
eircom Funding
eircom Limited
(Translation of registrant’s name into English)

114 St. Stephen’s Green West,
Dublin 2
Ireland
Tel: (+353) 1 602 7900
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 24, 2004 Valentia Telecommunications, issued a Press Release, a copy of which is attached as Exhibit 99.1 hereto.

On November 24, 2004, eircom Group plc, Valentia Telecommunications, eircom Funding, and eircom Limited released half year financial statements and quarterly bond report, for the half year and quarter ended September 30, 2004, a copy of which is attached as Exhibit 99.2 hereto.

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

We urge you to read the sections of our Annual Report on Form 20-F (Reg. No. 333-110042), entitled “Key Information,” “Operating and Financial Review and Prospects,” and “Information on the Company” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. In light of these risks, uncertainties and assumptions, the forward-looking events described in this prospectus may not occur.

We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this prospectus.

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, dated November 24, 2004.
99.2	Financial statements and quarterly bond report, for the half year and quarter ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: November 24, 2004	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: November 24, 2004	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: November 24, 2004	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: November 24, 2004	Title:	Chief Executive Officer